

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

<u>Via Email</u>
Einar Agustsson
President, Chief Executive Officer and Director
Skajaquoda Group Inc.
1001 Society Drive
Claymont, Delaware 19703

      Re: Skajaquoda Group Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed December 19, 2011
              File No. 333-176727

Dear Mr. Agustsson:

      We have reviewed your registration statement and response letters and have the following comments.

<u>General</u>

1. Please note that we are still reviewing your responses to comments one and two of our letter dated December 14, 2011. We may have further comments after our review is completed.

<u>Consent</u>

2. Please revise to include an updated auditor's consent as an exhibit to your filing.

      You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

                     Sincerely,

                     /s/ Jay Ingram

                     Jay Ingram
                     Legal Branch Chief